UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 4, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 07/Dec to 11/Dec

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM / SEP and in accordance with the provisions of CVM Instruction No. 358/02 and CVM Instruction No. 480/09, inform to their shareholders and the market in general the participation of their executives in online events, as follows:

João Gabriel Evangelista Aleixo – Technology Center & Lab Specialist

Event: 21st Workshop of the National Teaching and Research Network

Date and time: December 08th, 2020, at 11:30 a.m.

Link: https://wrnp.rnp.br/

Topics to be discussed: Discussion on the “softwarization” and disaggregation of telecommunications networks and the impact in Brazil and in the world; Presentation of the work being developed by TIM with the TIP (Telecom Infra Project) community, next steps in the initiative and impacts on the sector.

Ana Paula Castello Branco Mascarenhas Peraci – Director of Advertising, Media & Brand Management

Event: Google Academy

Date and time: December 08th, 2020, at 05:00 p.m.

Link: https://adsonair.withgoogle.com/events/google-academy-br

Topics to be discussed: Presentation on using YouTube as a protagonist of brand and sales strategies.

Ana Paula Castello Branco Mascarenhas Peraci – Director of Advertising, Media & Brand Management

Event: Web serie - Perspectives - Innovation in the Telecommunications sector

Date and time: December 09th, 2020, at 05:00 p.m.

Link: https://www.youtube.com/channel/UC7sQeY-g7hT7C1N7qVkyK4w

Topics to be discussed: Discussion on Innovation in the Telecommunications sector.

Rio de Janeiro, December 04th, 2020.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 4, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer